Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF THE 2015 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 1, 2015 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced the results of its 2015 Annual Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Friday, May 29, 2015.  At the Annual Meeting, the shareholders voted to elect Erik A. Lind as a Class III Director for a term of three years and to ratify the selection of Deloitte AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2015.  The motion to amend DHT’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares received over 73% of votes cast (including abstentions) but did not receive the required majority of outstanding shares to pass.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299-4912 and +47 412 92 712
 E-mail: eu@dhtankers.com